Exhibit 13.3

TRANSCANADA CORPORATION
RECONCILIATION TO UNITED STATES GAAP

March 31, 2008

TRANSCANADA CORPORATION
RECONCILIATION TO UNITED STATES GAAP

The unaudited consolidated financial statements of TransCanada Corporation (TransCanada or the Company) for the three months ended March 31, 2008 have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which in some respects, differ from United States (U.S.) GAAP. In particular, Canadian GAAP requires the proportionate consolidation method of accounting for joint venture investments, while U.S. GAAP requires the equity method of accounting for these types of investments. This difference affects only classification on the consolidated financial statements. It does not affect earnings, cash and cash equivalents or shareholders’ equity.

The effects of significant differences between Canadian and U.S. GAAP on the Company’s consolidated financial statements for the three months ended March 31, 2008 are described below and should be read in conjunction with TransCanada’s 2007 audited consolidated financial statements for the year ended December 31, 2007 and unaudited consolidated financial statements for the three months ended March 31, 2008 prepared in accordance with Canadian GAAP.  Amounts are stated in Canadian dollars unless otherwise indicated.

Reconciliation of Net Earnings and Comprehensive Income from Continuing Operations

(unaudited)	Three months ended March 31
(millions of dollars)	2008	2007
Net Income in Accordance with Canadian GAAP	449	265
U.S. GAAP adjustments:
Unrealized gain on natural gas inventory held in storage, net of tax(1)	(23)	-
Unrealized (loss) on foreign exchange and interest rate derivatives, net of tax(2)	-	(3)
Net Income in Accordance with U.S. GAAP	426	262

Other Comprehensive Loss in Accordance with Canadian GAAP	(3)	(32)
U.S. GAAP adjustments:
Change in funded status of postretirement plan liability, net of tax(3)	1	2
Change in equity investment funded status of postretirement plan liability, net of tax(3)	2	9
Unrealized loss on derivatives, net of tax(4)	-	(5)
Comprehensive Income in Accordance with U.S. GAAP	426	236

Net Earnings Per Share in Accordance with U.S. GAAP
Basic	$0.79	$0.51
Diluted	$0.79	$0.51
Dividends per common share	$0.36	$0.34

Condensed Balance Sheet in Accordance with U.S. GAAP

(millions of dollars)	March 31, 2008 (unaudited)	December 31, 2007
Current assets(1)	1,826	1,766
Long-term investments(3)(5)(6)	3,795	3,568
Plant, property and equipment	19,458	19,225
Goodwill	2,722	2,521
Other assets(8)(9)	3,212	3,448
	31,013	30,528

Current liabilities(7)	3,086	2,774
Deferred amounts(3)(6)	1,264	1,158
Deferred income taxes(1)(3)(5)(8)	2,636	2,693
Long-term debt and junior subordinated notes(2)(9)	13,123	13,423
Non-controlling interests	1,127	999
	21,236	21,047
Shareholders’ equity:
Common shares	6,725	6,663
Contributed surplus	277	276
Retained earnings(1)(2)(5)(7)	3,413	3,180
Accumulated other comprehensive income(3)(10)	(638)	(638)
	9,777	9,481
	31,013	30,528

(1)	In accordance with Canadian GAAP, natural gas inventory held in storage is recorded at its fair value. Under U.S. GAAP, inventory is recorded at lower of cost or market.

(2)	Represents the amortization of certain hedges that became ineffective at different times under Canadian and U.S. GAAP.

(3)
Represents the amortization of net loss and prior service cost amounts recorded in accumulated other comprehensive income under Statement of Financial Accounting Standards No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” for the Company’s defined benefit pension and other postretirement plans.

(4)
Relates to gains and losses realized in 2006 on derivative energy contracts for periods before they were documented as hedges for purposes of U.S. GAAP and to differences in accounting with respect to physical energy contracts.

(5)
Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved. After such time, those costs are amortized over the estimated life of the project.  Under U.S. GAAP, such costs are expensed as incurred. Certain start-up costs incurred by Bruce Power L.P. (Bruce), an equity investment, were expensed under U.S. GAAP. Under both Canadian GAAP and U.S. GAAP, interest is capitalized on expenditures relating to construction of development projects actively being prepared for their intended use. Under U.S. GAAP, the carrying value of Bruce’s development projects against which interest is capitalized is lower due to the expensing of certain pre-operating costs.

(6)
For U.S. GAAP purposes, the fair value of guarantees recorded as a liability at March 31, 2008 was $12 million (December 31, 2007 - $12 million) and primarily relates to the Company’s equity interest in Bruce B and Bruce Power A L.P.  The net income impact with respect to the guarantees for the three months ended March 31, 2008 was nil (March 31, 2007 - nil; March 31, 2006 – $1 million).

(7)
In accordance with Canadian GAAP, the Company recorded income tax benefits resulting from substantively enacted Canadian federal income tax legislation.  Under U.S. GAAP, the legislation must be fully enacted for income tax adjustments to be recorded.

(8)
Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(9)	In accordance with U.S. GAAP, debt issue costs are recorded as a deferred asset rather than being included in long-term debt as required by Canadian GAAP.

(10)
At March 31, 2008, Accumulated Other Comprehensive Income in accordance with U.S. GAAP is $262 million lower than under Canadian GAAP.  The difference relates to the accounting treatment for defined benefit pension and other postretirement plans.

Fair Value Measurements

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS 157) for its financial assets and liabilities effective January 1, 2008.  The statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ‘exit price’) in an orderly transaction between market participants at the measurement date.

The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon a fair value hierarchy in accordance with SFAS 157.  Fair values of assets and liabilities included in Level I are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level II include valuations based on quoted prices in markets that are not active or for which all significant outputs are observable, either directly or indirectly.   This includes comparisons with similar instruments that have observable market prices, option pricing models and other valuation techniques commonly used by market participants, which may require the use of assumptions about the amount and timing of estimated future cash flows and discount rates.  In making these assumptions, the Company looks primarily to readily observable external market input factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable.  Level III valuations are based on inputs that are unobservable and significant to the overall fair value measurement.   TransCanada does not have any assets or liabilities that are included in Level III.

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2008 are categorized in accordance with SFAS 157 as follows:

	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Total
Derivative Financial Instruments Held for Trading:
Assets	49	168	-	217
Liabilities	(25)	(315)	-	(340)
Derivative Financial Instruments in Hedging Relationships:
Assets	29	219	-	248
Liabilities	(46)	(221)	-	(267)
Non-Derivative Financial Instruments Available for Sale:
Assets	20	-	-	20
Liabilities	-	-	-	-
Total	27	(149)	-	(122)

Income Taxes

TransCanada adopted Financial Accounting Standards Board (FASB), Financial Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), January 1, 2007. At March 31, 2008, the total unrecognized tax benefit is approximately $76 million (December 31, 2007 - $70 million).

TransCanada’s continuing practice is to recognize interest and penalties related to income tax uncertainties in income tax expense.  Included in net tax expense for the period ended March 31, 2008 is $4 million for interest and nil for penalties, (March 31, 2007; $10 million for interest and nil for penalties). At March 31, 2008, the Company had $18 million accrued for interest and nil accrued for  penalties, (December 31, 2007; $14 million accrued for interest and nil accrued for penalties).

Other

In February 2007, FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”, which allows an entity to choose to measure many financial instruments and certain other items at fair value for fiscal years beginning on or after November 15, 2007. TransCanada’s U.S. GAAP financial statements were not materially impacted by SFAS No. 159.

In March 2008, FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”, which is effective for fiscal years beginning after November 15, 2008.  SFAS No. 161 expands the disclosure requirements for derivative instruments and hedging activities with respect to how and why entities use derivative instruments, how they are accounted for under FAS No. 133 and the related impact on financial position, financial performance and cash flows.  TransCanada does not expect a material affect on its financial results as a result of adopting this standard on January 1, 2009.